SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No._)*

Caspian International Oil Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

14766L108
(CUSIP Number)

Timur Bergaliyev
10B Abay Street
Apt. 9
Almaty, Kazakhstan
7 727 2 502 677
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14766L108                                                                                13D                                Page  2 of 8 Pages

(1) Names of reporting persons TIMUR BERGALIYEV
(2) Check the appropriate box if a member of a group	(a)	☐
(see instructions)	(b)	☐
(3) SEC use only
(4) Source of funds (see instructions) PF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization KAZAKHSTAN
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power 28,511,500
(8) Shared voting power 0
(9) Sole dispositive power 28,511,500
(10) Shared dispositive power 0
(11) Aggregate amount beneficially owned by each reporting person 28,511,500
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11) 45.4%
(14) Type of reporting person (see instructions) IN

CUSIP No. 14766L108                                                                                13D                                Page  3 of 8 Pages

Item 1. Security and Issuer.

Common stock of Caspian International Oil Corp. (the “Issuer”), whose corporate offices are located at 4265 San Felipe, Suite 1100, Houston, TX 77027.

Item 2. Identity and Background.

(a)-(c)  This Schedule 13D is filed by Timur Bergaliyev (the “Reporting Person”), who is a member of the board of directors of the Issuer and resides at 10B Abay Street, Apt. 9, Almaty, Kazakhstan, with respect to shares owned directly by him and shares previously owned indirectly through ownership by Antonina Patrusheva, who is the Reporting Person’s mother and shares the same household with the Reporting Person (“Patrusheva”), Jenward Finance Ltd., a British Virgin Islands limited liability company that is wholly owned by the Reporting Person and over whose securities the Reporting Person has voting and dispositive power (“Jenward”), A-Fidan, LLP, a limited liability partnership in which the Reporting Person has a beneficial interest (“A-Fidan”), and Verniy Aktiv, a Kazakh investment fund whose sole beneficiary is the Reporting Person (“Verniy Aktiv”).

(d)  The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a citizen of Kazakhstan.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired an aggregate of 2,735,000 shares owned directly by him as consideration for the contribution of his ownership interest in assets transferred to the Issuer in August 2006.

With respect to those shares previously owned by the Reporting Person indirectly: 7,000,000 shares owned by Patrusheva were acquired by her as consideration for the contribution of her ownership interest in assets transferred to the Issuer in August 2006; 3,865,000 shares owned by Jenward were acquired by it as consideration for the contribution of its ownership interest in assets transferred to the Issuer in August 2006; 5,135,000 shares owned by A-Fidan were acquired by it as consideration for the contribution of its ownership interest in assets transferred to the Issuer in August 2006; and 8,571,500 shares owned by Verniy Aktiv were purchased in a series of transactions with a group of private sellers in April 2008 for a total consideration of $2,442,877.50 and were financed by its own capital, which had been contributed by the Reporting Person.

On or about November 5, 2008, the Reporting Person acquired an aggregate of 28,511,500 shares in a series of transactions with a group of private sellers for $1,425,575, or $.05 per share.  The acquisition included an aggregate of 24,571,500 shares for which the Reporting Person had shared beneficial ownership prior to the acquisition of such securities,

CUSIP No. 14766L108                                                                                13D                                Page  4 of 8 Pages

including those securities previously owned indirectly through Patrusheva, Jenward, A-Fidan and Verniy Aktiv.  The Reporting Person financed this acquisition from personal funds.

Item 4. Purpose of Transaction.

The shares acquired by the Reporting Person, Patrusheva, Jenward and A-Fidan in August 2006 were all acquired as a result of the August 2006 transactions which effected a transfer of overseas assets into the Issuer.  Such shares were acquired with the purpose of effecting a “reverse merger” and to allow for the Issuer to raise money for development of such assets in US capital markets.  The 8,571,500 shares acquired by Verniy Aktiv in April 2008 were for investment purposes and/or in order to consolidate and further enhance the Reporting Person’s controlling interest in the Issuer.

The shares acquired by the Reporting Person on or about November 5, 2008 were acquired in order to consolidate and further enhance the Reporting Person’s controlling interest in the Issuer.

The Reporting Person intends to review, from time to time, his investment in the Issuer on the basis of various factors, including the Issuer’s business, financial conditions, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the stock of the Issuer in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Person will take such actions in the future as he may deem appropriate in light of the circumstances existing, from time to time, which may include further acquisitions of shares or disposal of some or all of the shares currently beneficially owned by the Reporting Person or otherwise acquired by the Reporting Person, as the case may be.

In addition, the Reporting Person may engage in communications with one or more stockholders, officers or directors of the Issuer, including discussions regarding potential changes in the operations of the Issuer and strategic direction that, if effected, could result in, among other things:  (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 129(g)(4) of the Securities Act of 1933, as amended; or (j) any similar action to those enumerated above.  Except as expressly set forth in this Item 4, the Reporting Person currently has no additional plans or proposals that relate to or would result in any of the actions required to be reported herein. The Reporting Person reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider his position, change his purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the

CUSIP No. 14766L108                                                                                13D                                Page  5 of 8 Pages

results described in paragraphs (a) through (j) of this paragraph) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5. Interest in Securities of the Issuer.

(a)  The Reporting Person beneficially owns an aggregate of 28,511,500 shares, equal to 45.4% of the 62,757,028 shares outstanding as of September 30, 2008 as provided by the Issuer.

(b)  The Reporting Person has sole voting and dispositive control over the 28,511,500 shares reported herein.

(c)  The following sets forth certain information regarding all transactions in the common stock that were effected by the Reporting Person during the past sixty (60) days:

Entity	Date	Amount Purchased	Price Per Share	Where and How Effected
Reporting Person	11/05/2008	3,135,000 shares	$.05	Private Transaction
Reporting Person	11/05/2008	2,000,000 shares	$.05	Private Transaction
Reporting Person	11/05/2008	50,000 shares	$.05	Private Transaction
Reporting Person	11/05/2008	50,000 shares	$.05	Private Transaction
Reporting Person	11/05/2008	2,735,000 shares	$.05	Private Transaction
Reporting Person	11/05/2008	50,000 shares	$.05	Private Transaction
Reporting Person	11/05/2008	3,865,000 shares	$.05	Private Transaction
Reporting Person	11/05/2008	550,000 shares	$.05	Private Transaction
Reporting Person	11/05/2008	5,000 shares	$.05	Private Transaction
Reporting Person	11/05/2008	7,000,000 shares	$.05	Private Transaction
Reporting Person	11/05/2008	450,000 shares	$.05	Private Transaction
Reporting Person	11/05/2008	6,765,000 shares	$.05	Private Transaction
Reporting Person	11/05/2008	1,806,500 shares	$.05	Private Transaction
Reporting Person	11/05/2008	50,000 shares	$.05	Private Transaction

(d)  Not applicable.

CUSIP No. 14766L108                                                                                13D                                Page  6 of 8 Pages

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2 hereof, or between such persons and the other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
10.1
Share Exchange Agreement dated February 23, 2006 among CRSI Group, Inc. and the shareholders of Scientific Industrial Firm Dank  LLC. , Central Geophysical Expedition LLC. and  A-Fidan, LLC. (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K of CSRI Group, Inc., now known as Caspian International Oil Corp., filed on March 1, 2006, File No. 000-52485).

10.2	Form of Share Purchase Agreement among Sellers and Verniy Aktiv.
24.1	Power of Attorney.

CUSIP No. 14766L108                                                                                13D                                Page  7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2008
TIMUR BERGALIYEV

	By:	/s/ Thomas C. Sima
Name: Thomas C. Sima
Title: Attorney-in-Fact

CUSIP No. 14766L108                                                                                13D                                Page  8 of 8 Pages

EXHIBIT INDEX

Exhibit No.	Description
10.1
Share Exchange Agreement dated February 23, 2006 among CRSI Group, Inc. and the shareholders of Scientific Industrial Firm Dank  LLC. , Central Geophysical Expedition LLC. and  A-Fidan, LLC. (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K of CSRI Group, Inc., now known as Caspian International Oil Corp., filed on March 1, 2006, File No. 000-52485).

10.2	Form of Share Purchase Agreement among Sellers and Verniy Aktiv.
24.1	Power of Attorney.